UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Convocation of Extraordinary General Meeting of Shareholders

On November 18, 2022, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and time: December 28, 2022, 11:00 a.m. (Korea Standard Time) / December 27, 2022, 9:00 p.m. (Eastern Time, USA)

•

Who can attend: Holders of the Company’s common shares as of December 5, 2022 (the “Record Date”). Holders of American Depositary Share (the “ADSs”), each representing 0.05 of a common share of the Company, as of the Record Date (“ADS Holders”) may not attend in person or vote at the EGM. Instead, ADS Holders will need to instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. ADS Holders who wish to attend or vote directly at the EGM must cancel their respective ADSs in exchange for the common shares of the Company, which cancellation and exchange must be completed prior to the Record Date, and therefore, such ADS Holders will need to deliver their ADSs to the Depositary for cancellation with sufficient time prior to the Record Date to allow for the subsequent exchange of their ADSs for the underlying common shares before the Record Date.

•	Venue: Meeting room, 13th floor, 152 Teheran-Ro, Gangnam-gu, Seoul

•

Methods of attending: ADS Holders should send the Depositary their voting instructions using the ADS voting card as separately instructed. The Depositary expects to mail voting instructions to ADS Holders on or about December 13, 2022.

•	Proposal to be presented and considered at the EGM:

1.	Proposal No. 1: Transfer of retained earnings from capital surplus

Agenda details: Approval of a reduction of the Company’s capital reserve in the amount of KRW330 billion pursuant to Article 461-2 of the Korean Commercial Code.

Issuance of Press Release

On November 21, 2022, the Company issued a press release announcing the convocation of the EGM.

The press release is being furnished in this current report on Form 6-K as Exhibit 99.1 pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated November 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2022	DOUBLEDOWN INTERACTIVE CO., LTD.

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer